Free Writing Prospectus (To the Prospectus dated February 10, 2009 and the Prospectus Supplement dated March 1, 2010)	Filed Pursuant to Rule 433 Registration No. 333-145845 July 7, 2010

$ Knock-Out Buffered Notes Linked to an Equally Weighted Basket of 15 Common Stocks due January 20, 2012 Medium-Term Notes, Series A

General

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The Notes are designed for investors who seek a return of based on the appreciation of the equally-weighted basket of 15common stocks or ordinary shares, as described in this free writing prospectus. Investors should be willing to forgo interest and dividend payments and, if the Basket declines, be willing to lose some or all of their principal.

•	Senior unsecured obligations of Barclays Bank PLC maturing January 20, 2012[1].

•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.

•	The Notes are expected to price on or about July 9, 2010[2] (the “pricing date”) and are expected to issue on or about July 14, 2010[2] (the “issue date”).

Key Terms	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:	An equally-weighted basket (the “Basket”) consisting of 15 common stocks or ordinary shares (each, a “Basket Stock” and collectively, the “Basket Stocks”). The Basket Stocks, along with the Bloomberg ticker symbol, weighting and the Initial Share Price of each Basket Stock, are set forth under “The Basket” on page FWP-3 of this free writing prospectus.

Knock-Out Event:	A Knock-Out Event occurs if, on any day during the Observation Period, the Closing Basket Level has decreased, as compared to the Initial Basket Level, by more than the Knock-Out Buffer Amount.

Knock-Out Buffer Amount:	22.50%

Contingent Minimum Return:	0%

Observation Period:	The period from but excluding the pricing date to and including the final valuation date.

Payment at Maturity:

The amount you will receive at maturity is based on the Basket Return, which in turn is based on the performance of the Basket Stocks. At maturity, your payment per $1,000 principal amount of Notes will be calculated as follows:

If a Knock-Out Event has occurred, you will receive a cash payment on the maturity date that will reflect the performance of the Basket. Under these circumstances, your payment at maturity per $1,000 principal amount Note will equal $1,000 plus the product of $1,000 and the Basket Return, calculated as follows:

$1,000 + ($1,000 × Basket Return)

If a Knock-Out Event has occurred and if the Basket Return is less than 0%, you will lose some or all of your investment. You will lose 1% of the principal amount of your investment for every 1% decrease in the Final Basket Level from the Initial Basket Level

If a Knock-Out Event has not occurred, you will receive a cash payment on the maturity date that will reflect the performance of the Basket, subject to the Contingent Minimum Return of 0%. Under these circumstances, your payment at maturity per $1,000 principal amount Note will equal $1,000 plus the product of (a) $1,000 and (b) the greater of (i) the Basket Return and (ii) the Contingent Minimum Return, calculated as follows:

$1,000 + [$1,000 × the greater of (i) Basket Return and (ii) Contingent Minimum Return]

Basket Return:	The performance of the Basket from the Initial Basket Level to the Final Basket Level, calculated as follows: Final Basket Level – Initial Basket Level Initial Basket Level

Initial Basket Level:	Set equal to 100 on the pricing date.

Final Basket Level:	The Closing Basket Level on the final valuation date.

Closing Basket Level:	On any day during the Observation Period, the Closing Basket Level will be calculated as follows: 100 × [1 + the sum of the Stock Returns of each Basket Stock × (1/15)]

Stock Return:

The Stock Return, as referenced in the formula above, reflects the performance of each Basket Stock, expressed as a percentage (which may be positive or negative), from the Initial Share Price to the Final Share Price on any day during the Observation Period, calculated as follows:

Final Share Price – Initial Share Price

Initial Share Price

Initial Share Price:	With respect to each Basket Stock, the closing price of one share of such Basket Stock on the pricing date, determined by the Calculation Agent and as set forth in the table on page FWP-3.

Final Share Price:	On any day during the Observation Period and with respect to each Basket Stock, the closing price of one share of such Basket Stock, as determined by the Calculation Agent.

Final Valuation Date:	January 17, 2012[1]

Maturity Date:	January 20, 2012[1]

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06740PDY9 and US06740PDY97

[1]

Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Equity Securities—Market Disruption Events Relating to Securities with an Equity Security as the Reference Asset” and “Reference Assets—Baskets—Market Disruption Events for Securities with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” in the prospectus supplement.

[2]	Expected. In the event we make any change to the expected pricing date and issue date, the final valuation date and maturity date will be changed so that the stated term of the Notes remains the same.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Considerations” beginning on page FWP-5 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public[3]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

[3]

The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of approximately %, is %. The price to the public for all other purchases of Notes is 100%.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated March 1, 2010 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated March 1, 2010 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated March 1, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510043357/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

The Basket

The Basket Stocks and the Bloomberg ticker symbol, the weightings and the Initial Share Price of each Basket Stock are set forth below:

Ticker Symbol	Basket Stock	Exchange	Weighting	Initial Share Price
YUM	YUM! Brands, Inc.	NYSE	1/15	[—]
KO	The Coca-Cola Company	NYSE	1/15	[—]
PEP	PepsiCo, Inc.	NYSE	1/15	[—]
CL	Colgate-Palmolive Company	NYSE	1/15	[—]
PM	Philip Morris International Inc.	NYSE	1/15	[—]
WYNN	Wynn Resorts, Limited	Nasdaq	1/15	[—]
LVS	Las Vegas Sands Corp.	NYSE	1/15	[—]
HOT	Starwood Hotels & Resorts Worldwide, Inc.	NYSE	1/15	[—]
MJN	Mead Johnson Nutrition Company	NYSE	1/15	[—]
BRCM	Broadcom Corporation	Nasdaq	1/15	[—]
MRVL	Marvell Technology Group Ltd.	Nasdaq	1/15	[—]
AMAT	Applied Materials, Inc.	Nasdaq	1/15	[—]
BA	The Boeing Company	NYSE	1/15	[—]
MYL	Mylan Inc.	Nasdaq	1/15	[—]
FDX	FedEx Corporation	NYSE	1/15	[—]

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What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table illustrates the hypothetical total return at maturity on the Notes. The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below assume an Initial Basket Level of 100, a Knock-Out Buffer Amount of 22.50% and a Contingent Minimum Return on the Notes of 0.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes.

Basket Return	Knock-Out Event Has Not Occurred[1]	Knock-Out Event Has Occurred[2]
100.00%	100.00%	100.00%
90.00%	90.00%	90.00%
80.00%	80.00%	80.00%
70.00%	70.00%	70.00%
60.00%	60.00%	60.00%
50.00%	50.00%	50.00%
40.00%	40.00%	40.00%
30.00%	30.00%	30.00%
20.00%	20.00%	20.00%
15.00%	15.00%	15.00%
10.00%	10.00%	10.00%
5.00%	5.00%	5.00%
0.00%	0.00%	0.00%
-5.00%	0.00%	-5.00%
-10.00%	0.00%	-10.00%
-20.00%	0.00%	-20.00%
-22.50%	0.00%	-22.50%
-25.00%	N/A	-25.00%
-30.00%	N/A	-30.00%
-40.00%	N/A	-40.00%
-50.00%	N/A	-50.00%
-60.00%	N/A	-60.00%
-70.00%	N/A	-70.00%
-80.00%	N/A	-80.00%
-90.00%	N/A	-90.00%
-100.00%	N/A	-100.00%

[1]	Closing Basket Level has not declined by more than 22.50% from the Initial Basket Level on any day during the Observation Period.
[2]	Closing Basket Level has declined by more than 22.50% from the Initial Basket Level on any day during the Observation Period.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: A Knock-Out Event has not occurred, and the level of the reference asset decreases from the Initial Basket Level of 100.00 to a Final Basket Level of 85.00. Because a Knock-Out Event has not occurred and the Basket Return of -15.00% is less than the Contingent Minimum Return of 0.00%, the investor benefits from the Contingent Minimum Return and receives a payment at maturity of $1,000.00 per $1,000 principal amount Note.

Example 2: A Knock-Out Event has not occurred, and the level of the reference asset increases from the Initial Basket Level of 100.00 to a Final Basket Level of 110.00. Because a Knock-Out Event has not occurred the Basket Return of 10.00% is greater than the Contingent Minimum Return of 0.00%, the investor receives a payment at maturity of $1,100.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 × 10.00%) = $1,100.00

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Example 3: A Knock-Out Event has occurred, and the level of the reference asset decreases from the Initial Basket Level of 100.00 to a Final Basket Level of 90.00. Even though the Basket Return represents a decline from the Initial Basket Level that is less than the Knock-Out Buffer Amount, because a Knock-Out Event occurred on at least one day during the Observation Period, the investor is fully exposed to the performance of the reference asset and receives a payment at maturity of $900.00 per $1,000.00 principal amount Note, calculated as follows:

$1,000 + ($1,000 × - 10.00%) = $900.00

Example 4: A Knock-Out Event has occurred, and the level of the reference asset increases from the Initial Basket Level of 100.00 to a Final Basket Level of 115.00. The investor receives a payment at maturity of $1,150.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 × 15.00%) = $1,150.00

Selected Purchase Considerations

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Appreciation Potential—The Notes provide the opportunity to participate in the appreciation of the Basket at maturity. If the Final Basket Level is greater than the Initial Basket Level, in addition to the principal amount, you will receive at maturity an amount reflecting a return on the Notes equal to the Basket Return. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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Limited Protection Against Loss—If a Knock-Out Event has occurred and the Final Basket Level is less than the Initial Basket Level, you will lose 1% of the principal amount of your investment for every 1% decrease in the Final Basket Level from the Initial Basket Level. If a Knock-Out Event has occurred and the Basket Return is -100.00%, you will lose your entire investment.

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Return Linked to an Equally Weighted Basket of 10 Basket Stocks—The return on the Notes is linked to the performance of an equally weighted basket of 15 common stocks. These Basket Stocks are the common stocks of YUM! Brands, Inc., The Coca-Cola Company, PepsiCo, Inc., Colgate-Palmolive Company, Philip Morris International Inc., Wynn Resorts, Limited, Las Vegas Sands Corp., Starwood Hotels & Resorts Worldwide, Inc., Mead Johnson Nutrition Company, Broadcom Corporation, Marvell Technology Group Ltd., Applied Materials, Inc., The Boeing Company, Mylan Inc., FedEx Corporation.

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Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Basket. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this free writing prospectus is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.

For a further discussion of the tax treatment of your Notes as well as possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this free writing prospectus.

FWP–4

Recently Enacted Legislation. Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following (which may include your Notes), but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. Individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Basket Stocks. These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement, including but not limited to the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Fully Principal Protected or Are Partially Protected or Contingently Protected”;

•	“Risk Factors—Additional Risks Relating to Securities Based on a Basket Comprised of More Than One Reference Asset” and

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”.

In addition to the risks discussed under the headings above, you should consider the following:

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Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Basket and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Basket Return is positive or negative. If the Closing Basket Level has declined as compared to the Initial Basket Level by more than the Knock-Out Buffer Amount of 22.50% on any day during the Observation Period, a Knock-Out Event will occur, and the protection provided by the Contingent Minimum Return will terminate. IF A KNOCK-OUT EVENT OCCURS, YOUR INVESTMENT WILL BE FULLY EXPOSED TO ANY DECLINE IN THE FINAL BASKET LEVEL FROM THE INITIAL BASKET LEVEL AND YOU MAY LOSE UP TO 100.00% OF YOUR INVESTMENT.

•

Changes In The Values Of The Basket Components May Offset Each Other—Movements in the prices of the Basket Stocks may not correlate with each other. At a time when the price of one or more of the Basket Stocks increases, the prices of the other Basket Stocks may not increase as much or may even decline. Therefore, in calculating the Basket Return, increases in the price of one or more of the Basket Stocks may be moderated, or more than offset, by lesser increases or declines in the price of the other Basket Stocks.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Basket Stocks may have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

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Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

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Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

FWP–5

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Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

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Taxes—The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity and whether all or part of the gain you may recognize upon the sale or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the price of the Basket Stocks on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Basket Stocks;

•	the time to maturity of the Notes;

•	the dividend rate on the Basket Stocks;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

The Basket Stocks

We urge you to read “Reference Assets—Equity Securities—Reference Asset Issuer and Reference Asset Information” in the prospectus supplement. Companies with securities registered under the Securities Exchange Act of 1934, as amended, which is commonly referred to as the “Exchange Act”, are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov. Information provided to or filed with the SEC pursuant to the Exchange Act by a company issuing a linked share can be located by reference to the relevant linked share SEC file number specified below.

The summary information below regarding the companies issuing the linked shares comes from the issuers’ respective SEC filings and has not been independently verified by us. We do not make any representations as to the accuracy or completeness of such information or of any filings made by the issuers of the linked shares with the SEC. You are urged to refer to the SEC filings made by the relevant issuer and to other publicly available information (such as the issuer’s annual report) to obtain an understanding of the issuer’s business and financial prospects. The summary information contained below is not designed to be, and should not be interpreted as, an effort to present information regarding the financial prospects of any issuer or any trends, events or other factors that may have a positive or negative influence on those prospects or as an endorsement of any particular issuer.

We obtained the historical performance of the Basket Stocks below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical prices of the Basket Stocks should not be taken as an indication of future performance, and no assurance can be given as to the closing price of any Basket Stock on any day during the Observation Period or on the Final Valuation Date. We cannot give you assurance that the performance of the Basket Stocks will result in the return of any of your initial investment.

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YUM! Brands, Inc.

According to publicly available information, YUM! Brands, Inc. (the “Company”) was incorporated under the laws of the state of North Carolina in 1997. The principal executive offices of the Company are located at 1441 Gardiner Lane, Louisville, Kentucky 40213. The Company is a quick service restaurant company based on number of system units, with more than 37,000 units in more than 110 countries and territories. Through the five concepts of KFC, Pizza Hut, Taco Bell, LJS and A&W (the “Concepts”), the Company develops, operates, franchises and licenses a worldwide system of restaurants which prepare, package and sell a menu of competitively priced food items. Units are operated by a Concept or by independent franchisees or licensees under the terms of franchise or license agreements. Franchisees can range in size from individuals owning just one unit to large publicly traded companies. In addition, the Company owns non-controlling interests in entities in China who operate similar to franchisees of KFC and a non-controlling interest in Little Sheep, a Hot Pot concept headquartered in Hong Kong.

At year end 2009, the Company had approximately 20,000 system restaurants in the U.S. with revenues of $4.5 billion and operating profit of $647 million during 2009. The International Division, based in Dallas, Texas, comprises approximately 13,000 system restaurants, primarily KFCs and Pizza Huts, operating in over 110 countries outside the U.S.

The linked share’s SEC file number is 001-13163.

Historical Performance of the Common Stock of YUM! Brands, Inc.

The following graph sets forth the historical performance of the common stock of YUM! Brands, Inc. based on the daily closing price in USD from January 3, 2005 through July 6, 2010. The closing price on July 6, 2010 was $38.70. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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The Coca-Cola Company

According to publicly available information, The Coca-Cola Company (the “Company”) is an owner and marketer of nonalcoholic beverage brands and the manufacturer, distributor and marketer of concentrates and syrups used to produce nonalcoholic beverages. The Company owns or licenses and markets more than 500 nonalcoholic beverage brands, primarily sparkling beverages but also a variety of still beverages such as waters, enhanced waters, juices and juice drinks, ready-to-drink teas and coffees, and energy and sports drinks. Finished beverage products bearing its trademarks, sold in the United States since 1886, are now sold in more than 200 countries. Along with Coca-Cola, the Company owns and markets three other nonalcoholic sparkling beverage brands, including Diet Coke, Fanta and Sprite.

The Company manufactures beverage concentrates and syrups, which it sells to authorized bottling and canning operations who use the concentrates and syrups to produce finished beverage products. The Company also manufactures, or authorizes bottling partners to manufacture, fountain syrups, which it sells to fountain retailers such as restaurants and convenience stores which use the fountain syrups to produce finished beverages for immediate consumption, or to fountain wholesalers or bottlers, which in turn sell and distribute the fountain syrups to fountain retailers. In addition, the Company manufactures certain finished beverages, such as juices and juice drinks and water products, which the Company sells to retailers directly or through wholesalers or other distributors, including bottling partners.

The Company was incorporated in September 1919 under the laws of the State of Delaware and succeeded to the business of a Georgia corporation with the same name that had been organized in 1892.

The linked share’s SEC file number is: 1-2217.

Historical Performance of the Common Stock of The Coca-Cola Company

The following graph sets forth the historical performance of the common stock of The Coca-Cola Company based on the daily closing price in USD from January 3, 2005 through July 6, 2010. The closing price on July 6, 2010 was $50.43. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

FWP–8

PepsiCo, Inc.

According to publicly available information, PepsiCo, Inc. (the “Company”) was incorporated in Delaware in 1919 and was reincorporated in North Carolina in 1986.

The Company is a global food, snack and beverage company. The Company’s brands include Quaker Oats, Tropicana, Gatorade, Frito-Lay and Pepsi. The Company also has regional brands such as Walkers, Gamesa and Sabritas. Either independently or through contract manufacturers, the Company makes, markets and sells a variety of foods and beverages. Its portfolio includes oat, rice and grain-based snacks, as well as carbonated and non-carbonated beverages, in over 200 countries. The Company’s largest operations are in North America (United States and Canada), Mexico and the United Kingdom.

As of December 26, 2009, the Company employed approximately 203,000 people worldwide, including approximately 65,000 people within the United States.

The linked share’s SEC file number is 01-01183.

Historical Performance of the Common Stock of PepsiCo, Inc.

The following graph sets forth the historical performance of the common stock of PepsiCo, Inc. based on the daily closing price in USD from January 3, 2005 through July 6, 2010. The closing price on July 6, 2010 was $61.64. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

FWP–9

Colgate-Palmolive Company

According to publicly available information, Colgate-Palmolive Company (the “Company”) is a consumer products company whose products are marketed in over 200 countries and territories throughout the world. The Company was founded in 1806 and incorporated under the laws of the State of Delaware in 1923.

The Company manages its business in two product segments: Oral, Personal and Home Care; and Pet Nutrition. The Company’s Oral Care products include toothpaste, toothbrushes, oral rinses, dental floss and pharmaceutical products for dentists and other oral health professionals. The Company’s Personal Care products include Palmolive and Softsoap brand shower gels, Palmolive, Irish Spring and Protex bar soaps and Speed Stick and Lady Speed Stick deodorants and antiperspirants. The Company’s Personal Care business outside the U.S. also includes Palmolive and Caprice shampoo and conditioners. The Company manufactures and markets products for Home Care, including Palmolive and Ajax dishwashing liquids, Fabuloso and Ajax household cleaners and Murphy’s Oil Soap.

The linked share’s SEC file number is: 1-644

Historical Performance of the Common Stock of Colgate-Palmolive Company

The following graph sets forth the historical performance of the common stock of Colgate-Palmolive Company based on the daily closing price in USD from January 3, 2005 through July 6, 2010. The closing price on July 6, 2010 was $78.77. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

FWP–10

Philip Morris International Inc.

According to publicly available information, Philip Morris International Inc. (“the Company”) is a Virginia holding company incorporated in 1987. The Company’s subsidiaries and affiliates and their licensees are engaged in the manufacture and sale of cigarettes and other tobacco products in markets outside of the United States of America. The Company’s products are sold in approximately 160 countries. The Company’s portfolio comprises both international and local brands.

The Company’s portfolio of international and local brands is led by Marlboro, the world’s best selling international cigarette, which accounted for approximately 35% of the Company’s total 2009 shipment volume. Marlboro is complemented in the premium price category by Merit, Parliament and Virginia Slims. The Company’s leading mid-price brands are L&M and Chesterfield.

Prior to March 28, 2008, the Company was a wholly-owned subsidiary of Altria Group, Inc. (“Altria”). On January 30, 2008, the Altria Board of Directors announced Altria’s plans to spin off all of its interest in the Company to Altria’s stockholders in a tax-free transaction pursuant to Section 355 of the U.S. Internal Revenue Code. The distribution of all the Company’s shares owned by Altria was made on March 28, 2008 to stockholders of record as of the close of business on March 19, 2008 (the “Record Date”). Altria distributed one share of the Company’s common stock for each share of Altria common stock outstanding on the Record Date.

The linked share’s SEC file number is 001-33708.

Historical Performance of the Common Stock of Philip Morris International Inc.

The following graph sets forth the historical performance of the common stock of Philip Morris International Inc. based on the daily closing price in USD from March 17, 2008 through July 6, 2010. The closing price on July 6, 2010 was $46.77. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

FWP–11

Wynn Resorts, Limited

According to publicly available information, Wynn Resorts, Limited (the “Company”) was formed in June 2002 and is a developer, owner and operator of destination casino resorts. The Company owns and operates two destination casino resorts—Wynn Las Vegas in Las Vegas, Nevada and Wynn Macau, located in the Macau Special Administrative Region of the People’s Republic of China.

As of December 31, 2009, the Company had a total of approximately 18,900 employees (including approximately 6,400 in Macau).

The linked share’s SEC file number is 000-50028.

Historical Performance of the Common Stock of Wynn Resorts, Limited

The following graph sets forth the historical performance of the common stock of Wynn Resorts, Limited based on the daily closing price in USD from January 3, 2005 through July 6, 2010. The closing price on July 6, 2010 was $74.96. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

FWP–12

Las Vegas Sands Corp.

According to publicly available information, Las Vegas Sands Corp. (the “Company”) Las Vegas Sands Corp. owns and operates The Venetian Resort Hotel Casino, The Palazzo Resort Hotel Casino, and The Sands Expo and Convention Center in Las Vegas, Nevada, and the Sands Macao, The Venetian Macao Resort Hotel, the Four Seasons Hotel Macao, Cotai StripTM, which is managed by Four Seasons Hotels Inc., and the Plaza Casino in the Macau Special Administrative Region of the People’s Republic of China.

The Company was incorporated as a Nevada corporation in August 2004. As of December 31, 2009, the Company directly employs approximately 27,000 employees worldwide.

The linked share’s SEC file number is 001-32373.

Historical Performance of the Common Stock of Las Vegas Sands Corp.

The following graph sets forth the historical performance of the common stock of Las Vegas Sands Corp. based on the daily closing price in USD from January 3, 2005 through July 6, 2010. The closing price on July 6, 2010 was $21.59. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

FWP–13

Starwood Hotels & Resorts Worldwide, Inc.

According to publicly available information, Starwood Hotels & Resorts Worldwide, Inc., (the “Company”) is one of the world’s largest hotel and leisure companies that conducts its hotel and leisure business both directly and through its subsidiaries. The Company’s brand names include the following: St. Regis®; The Luxury Collection®; W®; Westin®; Le Méridien®; Sheraton®; Four Points®; AloftSM; and ElementSM.

Through its various brands the Company is represented in most major markets around the world. The Company’s operations are grouped into two business segments: hotels and vacation ownership and residential operations. The Company’s revenue and earnings derived primarily from hotel operations, which include management and other fees earned from hotels the Company manages pursuant to management contracts, the receipt of franchise and other fees and the operation of its owned hotels.

The linked share’s SEC file number is: 1-7959.

Historical Performance of the Common Stock of Starwood Hotels & Resorts Worldwide, Inc.

The following graph sets forth the historical performance of the common stock of Starwood Hotels & Resorts Worldwide, Inc. based on the daily closing price in USD from January 3, 2005 through July 6, 2010. The closing price on July 6, 2010 was $40.82. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

FWP–14

Mead Johnson Nutrition Company

According to publicly available information, Mead Johnson Nutrition Company’s (the “Company”) products address nutritional needs for infants, children and expectant and nursing mothers and had a $2.8 billion in net sales for the year ended December 31, 2009. The Company’s Enfa family of brands, including Enfamil infant formula, is a leading brand franchise in pediatric nutrition, based on retail sales.

The Company markets its portfolio of more than 70 products to mothers, health care professionals and retailers in more than 50 countries in Asia, North America, Latin America and Europe. The Company’s two reportable segments are Asia/Latin America and North America/Europe, which comprised 58% and 42%, respectively, of its net sales for the year ended December 31, 2009. For the year ended December 31, 2009, 65% of its net sales were generated in countries outside of the United States. The two principal product categories in which the Company operates are infant formula and children’s nutrition, which represented 64% and 33% of its net sales for the year ended December 31, 2009, respectively.

The linked share’s SEC file number is 001-34251.

Historical Performance of the Common Stock of Mead Johnson Nutrition Company

The following graph sets forth the historical performance of the common stock of Mead Johnson Nutrition Company based on the daily closing price in USD from February 11, 2009 through July 6, 2010. The closing price on July 6, 2010 was $51.78. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

FWP–15

Broadcom Corporation

According to publicly available information, Broadcom Corporation (the “Company”) is a technology innovator and global leader in semiconductors for wired and wireless communications. The Company’s system-on-a-chip (“SoC”) and software solutions enable the delivery of voice, video, data and rich multimedia content to mobile devices, consumer electronics devices in the home and business networking products for the workplace, data centers, service providers and carriers.

The Company was incorporated in California in August 1991 and its principal executive offices are located at principal executive offices are located at 5300 California Avenue, Irvine, California 92617-3038. The Company’s Internet address is www.broadcom.com.

The linked share’s SEC file number is: 0-23993.

Historical Performance of the Common Stock of Broadcom Corporation

The following graph sets forth the historical performance of the common stock of Broadcom Corporation based on the daily closing price in USD from January 3, 2005 through July 6, 2010. The closing price on July 6, 2010 was $33.50. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

FWP–16

Marvell Technology Group Ltd.

According to publicly available information, Marvell Technology Group Ltd. (the “Company”) is a semiconductor provider of application-specific standard products. The Company’s core strength of expertise is the development of complex System-on-a-Chip devices leveraging its portfolio of intellectual property in the areas of analog, mixed-signal, digital signal processing and embedded ARM-based microprocessor integrated circuits. The Company’s product portfolio includes devices for data storage, enterprise-class Ethernet data switching, Ethernet physical-layer transceivers, handheld cellular, Ethernet-based wireless networking, personal area networking, Ethernet-based PC connectivity, control plane communications controllers, video-image processing and power management solutions. The Company’s products serve applications used in carrier, metropolitan, enterprise and PC-client data communications and storage systems. Additionally, the Company serves the market for the convergence of voice, video and data applications in the consumer electronics market.

The Company was incorporated in Bermuda in January 1995.

The linked share’s SEC file number is 000-30877.

Historical Performance of the Common Stock of Marvell Technology Group Ltd.

The following graph sets forth the historical performance of the common stock of Marvell Technology Group Ltd. based on the daily closing price in USD from January 3, 2005 through July 6, 2010. The closing price on July 6, 2010 was $15.84. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

FWP–17

Applied Materials, Inc.

According to publicly available information, Applied Materials, Inc. (the “Company”) was incorporated in 1967 as a Delaware corporation. The Company provides Nanomanufacturing TechnologyTM solutions for the global semiconductor, flat panel display, solar and related industries, with equipment, service and software products. “Nanomanufacturing” is the production of ultra-small structures, including the engineering of thin films on substrates. The Company’s customers include manufacturers of semiconductor wafers and chips, flat panel liquid crystal displays (LCDs), solar photovoltaic cells and modules (solar PVs), and other electronic devices, who use what they manufacture in their own end products or sell the items to other companies for use in advanced electronic components.

The Company operates in four reportable segments: Silicon, Applied Global Services, Display, and Energy and Environmental Solutions

The linked share’s SEC file number is 0-06920.

Historical Performance of the Common Stock of Applied Materials, Inc.

The following graph sets forth the historical performance of the common stock of Applied Materials, Inc. based on the daily closing price in USD from January 3, 2005 through July 6, 2010. The closing price on July 6, 2010 was $11.78. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

FWP–18

The Boeing Company

According to publicly available information, The Boeing Company (the “Company”) together with its subsidiaries is an aerospace firm. The Company is organized based on the products and services it offers. The Company operates in five principal segments: Commercial Airplanes; the three segments that comprise its Boeing Defense, Space & Security business: Boeing Military Aircraft, Network and Space Systems and Global Services & Support; and Boeing Capital Corporation . The Company’s other segment classifications principally includes the activities of Engineering, Operations and Technology, an advanced research and development organization focused on innovative technologies, improved processes and the creation of new products, and certain intercompany items.

The Company’s workforce level at December 31, 2009 was approximately 157,100.

The linked share’s SEC file number is: 1-00442.

Historical Performance of the Common Stock of The Boeing Company

The following graph sets forth the historical performance of the common stock of The Boeing Company based on the daily closing price in USD from January 3, 2005 through July 6, 2010. The closing price on July 6, 2010 was $61.36. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

FWP–19

Mylan Inc.

According to publicly available information, Mylan Inc. (the “Company”) develops, licenses, manufactures, markets and distributes generic, brand and branded generic pharmaceutical products and active pharmaceutical ingredients (“API”). The Company was incorporated in Pennsylvania in 1970. The Company amended its articles of incorporation to change its name from Mylan Laboratories Inc. to Mylan Inc., effective October 2, 2007.

The Company’s revenues are primarily derived from the sale of generic and branded generic pharmaceuticals, specialty pharmaceuticals and API. Its generic pharmaceutical business is conducted primarily in the U.S. and Canada, Europe, the Middle East, and Africa, and Australia, India, Japan and New Zealand. The Company’s API business is conducted through our Indian subsidiary, Matrix. The Company’s specialty pharmaceutical business is conducted by Dey Pharma, L.P.

The Company was incorporated in Pennsylvania in 1970.

The linked share’s SEC file number is 001-09114.

Historical Performance of the Common Stock of Mylan Inc.

The following graph sets forth the historical performance of the common stock of Mylan Inc. based on the daily closing price in USD from January 3, 2005 through July 6, 2010. The closing price on July 6, 2010 was $17.02. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

FWP–20

FedEx Corporation

According to publicly available information, FedEx Corporation (the “Company”) provides transportation, e-commerce and business services through companies competing collectively, operating independently and managed collaboratively, under the FedEx brand. The Company’s four reportable segments are FedEx Express, FedEx Ground, FedEx Freight and FedEx Services. The Company employs over 280,000 team members. The Company was incorporated in Delaware on October 2, 1997 to serve as the parent holding company of its operating companies.

The linked share’s SEC file number is 001-15829.

Historical Performance of the Common Stock of FedEx Corporation

The following graph sets forth the historical performance of the common stock of FedEx Corporation based on the daily closing price in USD from January 3, 2005 through July 6, 2010. The closing price on July 6, 2010 was $70.70. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities Inc. will act as placement agents for the Notes and will receive a fee from the Company that would not exceed $12.50 per $1,000 principal amount Note.

FWP–21